Exhibit 8.2
May 18, 2007
Board of Directors
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, IL 60160

Re:	Certain material United States federal income tax consequences of the merger of Northwest Suburban Bancorp, Inc. with and into Midwest Banc Holdings, Inc. to the holders of Northwest Suburban Bancorp, Inc. common stock who exchange such stock for (1) shares of Midwest Banc Holdings, Inc. common stock, (2) cash, or (3) a combination of the cash and Midwest Banc Holdings, Inc. common stock
To the Members of the Board:
You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Northwest Suburban Bancorp, Inc (“Northwest”), a Delaware corporation, with and into Midwest Banc Holdings, Inc. (“Midwest Banc”), a Delaware corporation, (the “Merger”), pursuant to the Agreement and Plan of Merger Between Midwest Banc Holdings, Inc. and Northwest Suburban Bancorp, Inc, dated as of March 22, 2007 (the “Agreement”). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.
The proposed transaction and the parties are described in the Agreement. The Agreement provides that Crowe Chizek and Company LLC shall provide Northwest with a tax opinion dated as of the Effective Date. In rendering the opinion as of the Effective Time, we received and relied upon certain written representations of Northwest and Midwest Banc related to the transaction (“Representations”). We have made such inquiries and have examined such documents and records, including: (i) the Agreement (including exhibits); (ii) the Registration Statement on Form S-4 (the “Registration Statement”) filed by Midwest Banc with the Securities and Exchange Commission (the “SEC”); (iii) the Stock Election Form and Letter of Transmittal; and (iv) such other matters as we have deemed relevant for the purpose of this opinion. Further, we will rely upon the statements of facts contained in the examined documents, particularly the Agreement. In such examination, we have assumed the genuineness of all signatures, the legal capacity of the signatories to the documents, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of the originals of such latter documents.
Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations thereunder (the “Treasury Regulations”), and upon current Internal Revenue Service (the “Service”) published rulings and existing court decisions, any of which could be changed at any time. Our opinion is also based, in part, on the assumption that the transactions will be consummated strictly in accordance with applicable laws and regulations, the terms and conditions of the Agreement, and the facts, assumptions and Representations set forth or referred to herein, and that such facts, assumptions and Representations are accurate as of the date hereof and will be accurate at the Effective Time of the Merger. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.
Statement of Facts
For what have been stated to be valid business reasons, Northwest and Midwest Banc desire to effect a merger. The facts and circumstances surrounding the transaction are quite detailed and are described at length in the Agreement and the Registration Statement. The Agreement, the Registration Statement, and the Representations set forth or referred to herein are incorporated herein as part of the Statement of Facts. The Agreement provides for a statutory merger under Delaware General Corporation Law of Northwest with and into Midwest Banc. Upon completion of the Merger, the separate legal existence of Northwest shall cease, with Midwest Banc surviving as the continuing corporation and continuing the historic business of Northwest. Midwest Banc will exchange cash and shares of its common stock for shares of Northwest common stock. Northwest stockholders who do not exercise their appraisal rights under Delaware law and who receive Midwest Banc common stock in the Merger will become Midwest Banc stockholders, with the rights governed by Delaware law and Midwest Banc’s amended and restated certificate of incorporation and restated by-laws.
The dollar value of the per share Stock Consideration will depend on the market value of the Midwest Banc common stock at the time of the exchange of Northwest shares for the per share Stock Consideration. In the Merger, Northwest stockholders may receive cash or shares of Midwest Banc common stock or a combination of cash and stock for their Northwest shares, except that no more than 45% of the total number of Northwest shares may be exchanged for Midwest Banc common stock. If the total stock elections exceed this maximum, Northwest shareholders will receive cash rather than stock for some of their shares even if they elected to receive all stock. Midwest Banc will prorate the amounts of cash and shares of Midwest Banc common stock that the holders of Northwest will receive so that 55% of the shares of Northwest common stock, including Dissenting Shares are converted into cash and 45% of the shares of Northwest common stock are converted into Midwest Banc common stock, subject to Midwest Banc’s right to increase the portion of cash consideration if stock elections are submitted for less than 45% of the Northwest shares and if the tax opinions contemplated by the Agreement can be delivered as anticipated.
Subject to possible proration, if Northwest shareholders are to receive all cash consideration, they will receive $42.75 per share in cash. Subject to possible proration, if Northwest shareholders elect to receive the Merger Consideration in all shares of Midwest Banc common stock, they will receive between 2.0087 and 2.4551 shares of Midwest Banc common stock depending on the volume weighted average price (“VWAP”) per share of Midwest Banc common stock on the NASDAQ Global Market during the 30 consecutive day period (the “reference period”) ending on the third trading day prior to completion of the Merger, which average price is referred to as the final VWAP. If the final VWAP is between $17.4131 and $21.2827 per share, the consideration paid in Midwest Banc common stock to Northwest shareholders in the Merger for each share of Northwest common stock will be valued at approximately $42.75 at the time the exchange ratio is calculated. On the other hand, if the final VWAP is less than $17.4131, Northwest shareholders will receive 2.4551 shares of Midwest Banc common stock for each Northwest share; if the final VWAP is greater than $21.2827, Northwest shareholders will receive 2.0087 shares of Midwest Banc common stock for each Northwest share.
The equivalent dollar value of the per share Stock Consideration to be received by Northwest stockholders will depend on the final VWAP of the Midwest Banc common stock and on the market value of the Midwest Banc common stock at the time of the exchange of Northwest shares for the per share Stock Consideration.
The exchange ratio and the $42.75 per share cash component also is subject to appropriate adjustment if:
•	Between the date of the Agreement and the Effective Time of the Merger, the shares of Midwest Banc or Northwest are changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, stock dividend or similar change; or

•	As of the Effective Time of the Merger the number of shares of Northwest common stock issued and outstanding together with shares issuable upon the exercise of options or other rights exceeds 3,400,013.
The number of shares of Midwest Banc common stock Northwest shareholders will receive in the Merger will equal the number, rounded down to the nearest whole number, determined by multiplying the exchange ratio by the number of shares of Northwest common stock that Northwest shareholders own which are to be exchanged for shares of Midwest Banc common stock. Instead of issuing a fractional share of Midwest common stock in connection with payment of the Stock Consideration, cash will be paid in an amount determined by multiplying the fractional share by the closing price for a share of Midwest Banc common stock on the NASDAQ Global Market on the last trading day immediately preceding the Effective Time of the Merger.

Pursuant to the Agreement if: (1) the final VWAP is less than $15.4783, which is 80% of the initial VWAP ($19.3479 — the volume weighted average trading price of Midwest Banc common stock for the 30 consecutive trading day period ending as of March 20, 2007); and (2) the percentage decrease from the initial VWAP to the final VWAP is greater than 15 percentage points lower than the percentage decrease in the NASDAQ Bank Index over the same period of time, then Northwest will have the right to terminate the Agreement, subject to Midwest Banc’s right to increase the exchange ratio to a number of shares of Midwest Banc common stock for each Northwest share that would result in the value per share Stock Consideration (based on the final VWAP) to be equal to $38.00 per share. Northwest, therefore, may not terminate the Agreement if Midwest Banc chooses to issue additional shares of its common stock to the Northwest shareholders such that the total dollar value of the per share Stock Consideration based on the final VWAP is equal to $38.00.
The Agreement also provides that if a change of control of Midwest Banc occurs (as defined in the Agreement) prior to the consummation of the Merger or if Midwest Banc enters into an agreement providing for a change of control prior to the consummation of the Merger, Northwest shareholders receiving Midwest Banc common stock will receive 2.2095 shares of Midwest Banc common stock for each share of Northwest common stock.
Each Seller Stock Option to acquire Northwest common stock must be exercised prior to the Effective Time of the Merger or it will be cancelled. Northwest may amend all option agreements to provide for a “net settlement” method of exercise of such option awards and, if such options were exercised prior to the Effective Time of the Merger. Under the “net settlement” method of exercise, the holder of an option would receive a cash payment equal to the positive variance between the fair market value of a share of stock and the exercise price of each option exercised.
Each share of Midwest Banc common stock issued and outstanding prior to the Merger will remain issued and outstanding and will not be converted or exchanged in the Merger.
Opinion
Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:
(1)	Provided the proposed Merger of Northwest with and into Midwest Banc qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Northwest and Midwest Banc will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Northwest or Midwest Banc as a result of the Merger.

(2)	No gain or loss will be recognized by the Northwest stockholders who exchange all of their Northwest common stock solely for Midwest Banc common stock, except, as discussed below, with respect to cash received in lieu of fractional shares of Midwest Banc common stock. Code section 354(a)(1).

(3)	A Northwest stockholder who receives cash in the Merger in lieu of fractional shares of Midwest Banc common stock will be treated as if the fractional shares had been received in the Merger and then redeemed by Midwest Banc in return for the cash, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of Midwest Banc common stock allocable to the fractional share. In this instance, any capital gain recognized by a Northwest common stockholder will be long-term capital gain if, at the time of the exchange, the stockholder has held the Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(4)	A Northwest stockholder who exchanges his or her Northwest common stock solely for cash will be treated as if shares of Midwest Banc common stock having a fair market value equal to the cash actually received by the Northwest stockholder had been distributed by Midwest Banc as part of the Merger to the stockholder with such shares of Midwest Banc common stock then being redeemed by Midwest Banc in return for the cash actually received by the stockholder as a hypothetical redemption. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Northwest stockholder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Northwest common stock exchanged. If such hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, generally, the cash received by such stockholder will be treated as ordinary dividend income to the extent of the holder’s appropriate share of earnings and profits. To the extent the cash distribution exceeds the stockholder’s appropriate share of said earnings and profits, such excess will reduce the stockholder’s adjusted basis in the stock. Any further excess will be treated as capital gain from the sale or exchange of the stock. Any capital gain recognized by Northwest common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held the Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(5)	A Northwest stockholder who exchanges his or her Northwest common stock for a combination of cash and Midwest Banc common stock will recognize income or gain in an amount equal to the lesser of the amount of cash received or the gain realized on the exchange. The gain realized on the exchange will equal the fair market value of Midwest Banc common stock received plus the amount of cash received, less the holder’s adjusted tax basis in the shares of Northwest common stock exchanged by the holder. The character of such income or gain is determined by treating the cash received in the exchange as cash received in a hypothetical redemption of Midwest Banc common stock where such shares of Midwest Banc common stock having a fair market value equal to the cash paid to the stockholder are treated as having been distributed by Midwest Banc to the stockholder as a part of the Merger with such shares of Midwest Banc common stock then being redeemed by Midwest Banc in return for the cash. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Northwest stockholder will recognize a capital gain. If the hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, the holder will recognize ordinary dividend income, generally to the extent of the holder’s appropriate share of earnings and profits. The remainder of the gain, if any, will be a capital gain. It is not entirely clear as to whose earnings and profits, Midwest Banc or Northwest, are to be included in measuring the amount of cash that may be characterized as ordinary dividend income. Holders of Northwest are encouraged to consult their tax advisors to determine particular tax consequences to them. Any capital gain recognized by Northwest common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held the Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. No loss may be recognized by a Northwest common stockholder from the combined distribution of cash and Midwest Banc common stock.

(6)	The basis of the Midwest Banc common stock received by Northwest stockholders in the Merger will be the same as the basis of the Northwest common stock surrendered in exchange therefor, decreased by the amount of any cash received and by the amount of any tax basis allocable to any fractional shares for which cash is received, and increased by the amount of any gain or income recognized in the exchange. Section 358(a) of the Code.

(7)	The holding period of the Midwest Banc common stock received by Northwest stockholders will include the holding period of the Northwest common stock surrendered therefor, provided that the Northwest common stock was held as a capital asset in the hands of the Northwest stockholders on the date of the exchange. Section 1223(1) of the Code.

(8)	For corporate stockholders of Northwest common stock, the amount of any dividend, to the extent the Merger Consideration is treated as ordinary dividend income, generally should be eligible for the 70 percent dividends received deduction, subject to the limitations of sections 246 and 246A of the Code and the applicability of the extraordinary dividend rules of section 1059 of the Code.
Limitations of Opinion
Our opinion expressed herein is based solely upon current provisions of the Code, Treasury Regulations, and current judicial and administrative authority. Any future amendment to the Code or Treasury Regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Service, and the Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged. Tax consequences under state, local and foreign laws are not addressed.
Our opinion addresses only stockholders that are U.S. corporations or who are citizens or residents of the United States, who hold their Northwest common stock as a capital asset. Our opinion does not address all the tax consequences that may be relevant to particular Northwest stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax. In addition, our opinion does not address the tax consequences of the Merger to holders of Northwest stock options.
Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger which are not specifically covered by the opinions set forth above.
If any fact, assumption, or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.
This opinion is given solely for the benefit of Midwest Banc, Northwest and the Northwest stockholders, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm under the headings “Material United States Federal Income Tax Consequences” and “Legal Matters” in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully submitted,
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC